Exhibit 99.1

[THRUNET LOGO]


                              FOR IMMEDIATE RELEASE

CONTACT IN KOREA                            CONTACT IN U.S.
Korea Thrunet Co., Ltd.                     The Global Consulting Group
KD Park                                     Mark Jones
Investor Relations                          Investor Relations
kdpark@corp.thrunet.com                     mark.p.jones@tfn.com
822-3488-8826                               212-807-5027


     Korea Thrunet announces Hanaro Telecom has unilaterally terminated the
                 Agreement on the Acquisition of Thrunet Shares

Seoul and New York, January 16, 2003 - Korea Thrunet Co., Ltd. (Nasdaq:KOREA) (the "Company" or "Thrunet"), a major provider of broadband Internet-access services in Korea, today announced that Hanaro Telecom Inc. (Nasdaq;HANA) ("Hanaro"), the second largest fixed-line carrier in Korea, has unilaterally terminated an agreement (the "Agreement") to acquire Thrunet's outstanding common shares from Trigem Computer, Inc. ("Trigem"), Naray & Company, Inc. ("Naray") and their 6 affiliates.

Approximately 31.8% of Thrunet common stock was acquired by Hanaro and Hanaro issued convertible bonds to Trigem, Naray and their affiliates on January 3, 2003. As a result of termination of the Agreement, the stock and bonds will be re-exchanged and, upon completion within 30 days, Trigem, Naray and their affiliates will again be the largest shareholders of the Company.

Thrunet had supported the agreement, announced on December 30, 2002, for Hanaro to acquire Thrunet shares held by Trigem, Naray and their affiliates. In line with the corporate restructuring which has been implemented over the last year, the Company believed the transaction would create synergy by means of a strategic alliance with Hanaro.

Joseph Yoon, Ph.D, Executive Vice President of the Company, who is in charge of Investor Relations, stated, "Despite our regret over the termination of the Agreement by Hanaro, Thrunet views this as the loss of just one option among several that the Company has for its ongoing corporate restructuring". Mr. Yoon also mentioned, "The Company has an Internet access subscriber base of over 1.3 million as well as a solid foundation for the gradual, ongoing development of the Company and we remain optimistic that Thrunet can secure a


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firm stand alone foundation, by continuing to implement its corporate restructuring program and focusing its core competencies on our Internet access business."

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services in Korea. The first to offer broadband Internet services in Korea, Thrunet has 1,301,620 paying end-users at the end of December 2002. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access.

This release contains forward-looking statements that are subject to significant risks and uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's history of operating losses and expected future losses which could impede its ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may cause volatility or a decline in the price of the Company's stock; the possibility that the Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; the possibility that the Company may not be able to secure additional sources of funds on reasonable terms if the Company's sources of liquidity are unavailable; and other factors detailed in the Company's filings with the Securities and Exchange Commission.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.

Phone:  822-3488-8826        Fax: 822-3488-8511           http://www.thrunet.com

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